SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                                (Amendment No. 3)*

                        Information Advantage, Inc.
                              (Name of Issuer)

                         Common Stock, $.01 par value
                         (Title of Class and Securities)

                                    45669P101
                                 (CUSIP Number)

                           Don J. McDermett, Jr., Esq.
                             Sterling Software, Inc.
                               300 Crescent Court
                                   Suite 1200
                              Dallas, Texas  75201
                           Telephone:  (214) 981-1000
                           Facsimile:  (214) 981-1265

      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                     Copy to:
                            Richard J. Grossman, Esq.
                     Skadden, Arps, Slate Meagher & Flom LLP
                                919 Third Avenue
                            New York, New York  10022
                           Telephone:  (212) 735-3000
                           Facsimile:  (212) 735-2000

                                 August 31, 1999
             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )
 _________________________
      *  This represents the final amendment.


      This Amendment No. 3 to Schedule 13D (which constitutes the Final Amendment) amends and supplements the Schedule 13D originally filed on July 21, 1999, as amended and supplemented by Amendment No. 1 filed on August 5, 1999 and Amendment No. 2 filed on August 18, 1999 (the "Schedule 13D") by Sterling Software, Inc., a Delaware corporation ("Parent"), and Sterling Software Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), relating to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Common Stock" and, together with the associated Preferred Stock Purchase Rights, the "Shares"), of Information Advantage, Inc., a Delaware corporation (the "Company"), and subsequent merger (the "Merger") of Purchaser with and into the Company upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of July 15, 1999, by and among Parent, Purchaser and the Company (the "Merger Agreement").

      In connection with the foregoing, Parent and Purchaser hereby amend and supplement the Schedule 13D as follows:

 ITEM 4.   PURPOSE OF TRANSACTION.

 ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

      Item 4 and Items 5(a) - (c) are hereby amended and supplemented by the addition of the following information:

      On August 31, 1999, pursuant to the terms and conditions of the Merger Agreement, Purchaser was merged with and into the Company such that the Company became a wholly owned subsidiary of Parent. Each Share issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than the Shares owned by the Company or any subsidiary of the Company, or Shares held by dissenting stockholders who properly exercise and perfect their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware) was, by virtue of the Merger, converted into the right to receive $6.50 in cash. Each Share held by the Company or any subsidiary of the Company immediately prior to the Effective Time was, by virtue of the Merger, cancelled and retired and ceased to exist. Each share of the common stock, par value $.01 per share, of Purchaser was, by virtue of the Merger, converted into one share of the common stock of the Company. Accordingly, Parent owns 1,000 shares of the outstanding common stock of the Company, which is 100% of the outstanding common stock thereof. In addition, the Shares will no longer be authorized for quotation on the NASDAQ National Market after August 31, 1999, and a Form 15 will be filed with the Securities and Exchange Commission on September 1, 1999 in order to deregister the common stock of the Company under the Securities Exchange Act of 1934, as amended.



                                 SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:  August 31, 1999          STERLING SOFTWARE, INC.


                                  By:     /s/ Don J. McDermett, Jr.
                                         _________________________________
                                  Name:  Don J. McDermett, Jr.
                                  Title: Senior Vice President and General
                                         Counsel



                                  STERLING SOFTWARE ACQUISITION CORP.


                                  By:     /s/ Don J. McDermett, Jr.
                                         ______________________________
                                  Name:  Don J. McDermett, Jr.
                                  Title: Vice President